BlackRock Funds II: BlackRock Low Duration Bond Portfolio

77(I)
Terms of new or amended securities

Effective July 18, 2011, the establishment and designation of Classes are as follows:

1.	The new class of Shares is designated as Investor B3.
2.	The new class of Shares is designated as Investor C3.
3.	The new class of Shares is designated as Class R.
4.	The classes of Shares established and designated are as
follows:

a.	BlackRock Shares
b.	Institutional Shares
c.	Service Shares
d.	Investor A Shares
e.	Investor A1 Shares
f.	Investor B Shares
g.	Investor B1 Shares
h.	Investor B2 Shares
i.	Investor B3 Shares
j.	Investor C Shares
k.	Investor C1 Shares
l.	Investor C2 Shares
m.	Investor C3 Shares
n.	Class R Shares